Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 333-145869 and 333-137707 on Form S-8 and Registration Statement No. 333-152100 on Form S-3 of our reports dated March 16, 2010, relating to the consolidated financial statements of ICO Global Communications (Holdings) Limited and subsidiaries (a development-stage enterprise) (the “Company”) (which report related to the consolidated financial statements expresses an unqualified opinion and includes an emphasis of matter paragraph relating to the Company being in the development stage), and the effectiveness of the Company’s internal control over financial reporting, appearing in this Annual Report on Form 10-K of ICO Global Communications (Holdings) Limited and subsidiaries for the year ended December 31, 2009.

/s/ DELOITTE & TOUCHE LLP

Seattle, Washington
March 16, 2010